SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2011

Commission File Number 0-28800

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DRDGOLD Limited

Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2011, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated November 25, 2011, entitled "RESULTS OF THE ANNUAL GENERAL MEETING".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 28, 2011   By: /s/ Themba Gwebu
                                    Name: Themba Gwebu
                                    Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

RESULTS OF THE ANNUAL GENERAL MEETING

DRDGOLD shareholders ("Shareholders") are advised that at the annual general meeting ("AGM") of Shareholders held on Friday, 25 November 2011, all the ordinary and special resolutions as set out in the notice of AGM dated 19 September 2011, were approved by the requisite majority of Shareholders present thereat and represented by proxy.

Shareholders are advised that special resolution number 4 regarding the approval of non-executive directors' remuneration for their services as directors ("Fees") was modified at the AGM. The modification was such that the increase in Fees for the period ending 30 June 2012 was reduced to 6% from 7.5% in order to be aligned with the lowest percentage increase received by employees.

Roodepoort

25 November 2011

Sponsor

One Capital